UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   April 2007

                                Barclays PLC and
                                Barclays Bank PLC
                             (Names of Registrants)

                                1 Churchill Place
                                 London E14 5HP
                                     England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Statement re Partial Sale - 04 April 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 04, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: April 04, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary



                                                                 4th April 2007


                                  BARCLAYS PLC


               BARCLAYS PLC PARTIAL SALE OF MONUMENT BUSINESS TO
                            COMPUCREDIT CORPORATION


Barclays PLC ('Barclays') today announces the sale of part of the Monument credit card portfolio ('the Sale Portfolio'). Barclays credit card and consumer lending business, Barclaycard, has agreed to sell the Sale Portfolio and associated servicing capabilities to CompuCredit International Acquisition Corporation and CompuCredit UK Limited, which are both subsidiaries of CompuCredit Corporation ('CompuCredit') for a consideration of approximately GBP390 million payable in cash. The consideration is subject to final adjustment following determination of the actual amount of the gross receivables sold. The consideration is expected to be finalised during the second quarter of 2007.

The Sale Portfolio is being sold for a consideration which is broadly in line with net book value and includes approximately GBP490 million of gross receivables, including a tranche of accounts in collections. The Sale Portfolio represents about 2% of Barclaycard's loans and advances to customers as at 31st December 2006.

Barclaycard will retain a proportion of the Monument portfolio, representing approximately GBP130 million of receivables, which are primarily higher quality accounts and will integrate this with the main Barclaycard branded book.


                                    - ENDS -


Contacts at Barclays:

Mark Merson/James S Johnson               Alistair Smith
Investor Relations, Barclays PLC          Public Relations, Barclays PLC
Tel: +44 (0) 207 116 5752/2927            Tel: + 44 (0) 207 116 6132

Ian Barber
Public Relations, Barclaycard
Tel: + 44 (0) 1604 25 1229


About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 50 countries and employing 123,000 people, we move, lend, invest and protect money for over 27 million customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays PLC has six major businesses.

UK Banking delivers banking products and services to over 14 million retail customers and 780,000 businesses in the UK.

Barclaycard is one of the leading credit card businesses in Europe, and has 9.8 million UK customers and 6.4 million international cards in issue.

Barclays International Retail and Commercial Banking operations have over 2 million international clients, in geographies which currently include France, Spain, Portugal, Italy, India, Africa and the Middle East. Absa has an additional 8.3 million retail customers in South Africa.

Barclays Capital, the investment banking division, provides corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Global Investors is one of the world's largest asset managers and a leading provider of investment management products and services. Total assets under management at 31st December 2006 were US$1.8 trillion.

Barclays Wealth serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services. At 31st December 2006, total client assets were GBP93 billion.

For further information about Barclays visit: www.barclays.com.


About CompuCredit

CompuCredit Corporation is a specialty finance company and marketer of branded credit cards and related financial services. CompuCredit provides these services to consumers who are underserved by traditional financial institutions. Through corporate and affinity contributions focused on the underserved and un-banked communities, CompuCredit also uses its financial resources and volunteer efforts to address the numerous challenges affecting its customers. For more information about CompuCredit, visit http://www.CompuCredit.com.



Forward looking statements

This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and
Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition- a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.